FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of December 2003


                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...       Form 40-F ......

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ......              No ...X...


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                                                              19 December 2003


                             BOARD CHANGES AT ABBEY
                    - New Non-Executive Directors Appointed -

The Board of Abbey National plc has appointed two new Non-Executive Directors. Gerry Murphy, 48, Chief Executive, Kingfisher plc and Geoff Cooper, 49, Deputy Chief Executive, Alliance UniChem plc, join the Board on 1 January 2004.

Peter Ogden, 54, will retire from the Board on 31 December 2003. He has been a Non-Executive Director of Abbey National since 1994.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ABBEY NATIONAL PLC

Date: 19 December 2003
                                      By  /s/ Helen McKenzie
                                      Helen McKenzie, Abbey National Secretariat